

January 13, 2012

<u>Via E-mail</u>
Lawrence Odell
Executive Vice President and General Counsel
First BanCorp.
1519 Ponce de Leon Avenue, Stop 23
Santurce, Puerto Rico 00908

> **Re: First BanCorp.**
> **Registration Statement on Form S-1**
> **Filed December 20, 2011**
> **File No. 333-178645**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 14, 2011**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 001-14793**

Dear Mr. Odell:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note the updating requirements of Rule 3-12 of Regulation S-X. Please also provide an updated consent from your independent accountants in your next amendment.

Cover page

2. Disclose the offering amount as a percentage of total outstanding common shares.

3. Disclose the number of shares being registered that are owned or controlled by officers, directors, other affiliated persons or their affiliates. Also disclose this information in the Selling Stockholders section.

Incorporation of Certain Information By Reference, page 1

4. Include the company's 1934 Act File number.

Summary, page 2

5. Provide summary disclosure of terms of the written agreement with regulators, including actions taken by you to comply with those terms and the impact or potential impact on your financial condition and results of operations.

Risk Factors, page 5

6. Specifically address in a separate risk factor the risks involved with having increased capital levels required by regulators pursuant to the FDIC Order.

7. Add separate risk factor disclosure on both your continuing annual and quarterly losses and on your high proportion and amount of non-performing loans.

Selling Stockholders, page 24

8. Identify the selling shareholders that are affiliates of broker-dealers.

9. Please ensure that for each entity that is a selling shareholder you identify the person or persons who have voting or investment control over the company's securities that the entity owns. See Compliance & Disclosure Interpretations of Regulation S-K Question 140.02.

10. We note the disclosure on page 24 relating to 2012 changes to board composition so that a majority of the board will be investor designees or independent. If known, advise whether the two new 2012 board seats will be filled by investor designees or independent directors or how the decision will be made.

Capitalization, page 35

11. We note in your unaudited pro forma tables on page 36 that as a result of common stock issuances and the conversion into common stock of your Series G Preferred Stock your

actual net losses of $88.8 million and $122 million for the nine-months ended September 30, 2011 and fiscal year ended December 31, 2010, respectively, have increased on a pro forma basis to net income of $188 million and $133.4 million, respectively. It appears that this difference is mostly attributable to the conversion of your Series G preferred stock over the fair value of the common stock issued. Please tell us and amend your filing to quantify and separately explain each of the pro forma adjustments that were made to determine the pro forma amounts disclosed in both your capitalization table on page 35 and your pro forma table on page 36.

Form 10-K for the Year Ended December 31, 2010

Financial Statements

Note 20 – Earnings per Common Share, page F-54

12. We note the $55 million favorable impact from the issuance of Series G mandatorily convertible preferred stock in exchange for Series F preferred stock and the related footnote (3). We also note on page F-59 the excess of carrying value of Series F Preferred Stock over fair value of Series G Preferred Stock of $33.6 million that was recorded as a reduction to accumulated deficit and the $1.2 million increase to accumulated deficit related to the issuance of the related new warrant. Please reconcile for us the difference between the $55 million favorable impact with the net change to accumulated deficit disclosed under Exchange Agreement in Note 23.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Note 6 – Loan Portfolio, page 21

13. Please revise your aging of the loans held for investment portfolio tabular disclosure on page 22 in future filings to further break out the amounts included in the 30-89 days past due bucket into loans past due 30-59 days and loans past due 60-89 days. Refer to ASC 310-10-55-9 for guidance.

Note 7 – Allowance for Loan and Lease Losses and Impaired Loans, page 23

14. We note your disclosure on page 23 that there were no significant purchases of loans during 2011. However, we note from your Consolidated Statement of Cash Flows on page eight that loan purchases for the nine-months ended September 30, 2011 were $118.4 million. Given your actions related to your deleveraging strategy and the recent sales of both performing and nonperforming loan portfolios, please tell us and revise your future filings where appropriate to discuss the types of loans purchased.

15. We note disclosure of your impaired loans rollforward on page 26. Please revise your future filings to disaggregate the line item "loans foreclosed, paid in full and partial

payments or no longer considered impaired, net." Please also provide us with your proposed disclosure as of December 31, 2011.

16. We note on page 26 that you define the categories that comprise an adversely classified loan. Please revise your tabular presentation of credit quality indicators to separately present these categories (substandard, doubtful, loss) and related balances for each period presented. Please also provide us with your proposed disclosure as of December 31, 2011.

17. We note the troubled debt restructurings (TDRs) disclosures provided beginning on page 27 as a result of your adoption of ASU 2011-2. Due to the significant balances of TDRs as of September 30, 2011, please address the following:

- Consider revising your future filings to provide disaggregated quantitative disclosures by loan type and type of concession granted.
- Disclose your policy for removing loans from TDR classification and confirm whether you have reclassified any loans during each period presented. If so, please quantify these amounts and provide the authoritative guidance you relied upon to support this determination.
- Tell us whether you modified any loans that were not accounted for as TDRs. If so, tell us how you determined that they should not be classified as a TDR. Disclose the amount of loans modified and not accounted for as TDRs during each period presented.
- Please revise future flings to provide a roll forward of your TDR's for each period presented.
- Please explain the reason for the increased "post-modification outstanding recorded investments" for your TDRs as compared to the "pre-modification of outstanding recorded investments" for some of your loan portfolio segments as disclosed in the table on page 28.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel